VIA EDGAR

May 18, 2009

Mr. Stephen Krikorian
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Interactive Intelligence, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed March 9, 2009
File No. 000-27385

Dear Mr. Krikorian:

On behalf of Interactive Intelligence, Inc. (the “Company”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”), this response to the Commission’s comment letter dated May 4, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).

For the sake of convenience, we have reproduced each relevant comment below with our response thereto following each such comment.  We have referenced the comments as numbered in the Commission’s comment letter and did not change the references to page numbers contained in your comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1. Business, page 4

1.
We note that you have not included a discussion concerning your supplier relationships in the business section. However, we note your disclosure at the bottom of page 19 in the risk factors section regarding your increasingly “complex” relationships with suppliers and other third parties and your view that the management of those relationships and the negotiation of contractual terms are “complicated.” Please tell us what consideration you gave to including a discussion of your supplier and other third-party relationships in the business section.

Response:

Our third party relationships include relationships with suppliers of both hardware and certain licensed software embedded in our products.  On page 9 of the Form 10-K under “Open Architecture and Greater Compatibility with Leading Technologies,” we briefly describe that our solutions are built using industry-standard server, network and software components such as Intel Corporation’s microprocessors, the Microsoft Windows operating system, and gateways from a select list of certified vendors.  Certain software components are licensed from third parties, and some of these licensors are our competitors or may be our competitors in the future.   For a growing number of our orders, we supply hardware to support the implementation of our solutions, such as servers, gateways and IP-based phones and end-user devices, as described under “Hardware” on page 14 of the Form 10-K.  As our hardware orders increase, this also results in an increase to our costs of products.

In our future Annual Reports on Form 10-K, we will include a separate section that describes our relationships with our suppliers in more detail, including the availability of the software and hardware components being sold with our solutions and how our relationships with certain suppliers may be impacted by the competition in our industry or other relevant factors.

Competition, page 17

2.
Please expand your disclosure in future filings to describe the company’s competitive position in the three market sectors in which you compete. In addition, please identify the principal methods of competition and discuss the positive and negative factors pertaining to your competitive position in each of these sectors. See Item 101(c)(1)(x) of Regulation S-K.

Response:

In our future Annual Reports on Form 10-K, we will expand the Competition discussion in our Business section to include information regarding our competitive position in the market sectors in which we compete, to the extent reasonably available from third party surveys or reports.

The principal methods of competition in our industry include: the ability to provide a broad range of products and services; product price, performance, security and reliability; the ability to introduce new products; the ability to reduce costs; return on investment for our customers; and the ability to integrate with our customer’s information systems.  In our future Annual Reports on Form 10-K, we will identify the principal methods of competition that are affecting our industry at such time, including any positive and negative factors that are impacting our competitive position at such time.

Intellectual Property and Other Proprietary Rights, page 17

3.
You indicate that you own numerous patents that you consider valuable components of your business, and that you rely upon patents, copyrights, licenses and other means to establish and maintain your proprietary rights in the technology embodied in your software. Please tell us whether you are significantly dependent on one or more of the patents, trademarks or licenses you reference. If so, you should discuss their importance and their duration. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

While we currently hold patents and have filed other patent applications relating to certain technology which we have developed, we do not believe that we are significantly dependent on any one of these patents.

We hold trademark and copyright registrations domestically and worldwide and have numerous other applications pending worldwide for the name “Interactive Intelligence” and on a variety of the names used for our products. We consider the trademark for the “Interactive Intelligence” name the most significant trademark or copyright held because of the impact the “Interactive Intelligence” name has on the market awareness and identification of the Company. The “Interactive Intelligence” trademark registration expires in 2017 in the United States and can be renewed beyond that date.

We have entered into a license arrangement with one large competitor for certain technologies that we utilize in our solutions.  Without the license arrangement in place, we may be subject to litigation that could result in significant expense to us resulting from our use of these technologies. The license arrangement extends through 2026.

In our future Annual Reports on Form 10-K, we will include an expanded discussion of our patents, trademarks, copyrights and licenses, similar to that set forth above.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 29

4.
We note that your overview is limited to a repetition of your business description and business strategy. Please tell us how you considered the guidance in SEC Release No. 33-8350 with respect to addressing in the overview such factors as key performance indicators, known material trends and uncertainties, and other principal factors relied upon by management in evaluating your financial condition and operating results. As an example, we note risk factor disclosure on page 18 indicating that you have experienced, and may continue to experience, current and prospective customers delaying and/or reducing their capital spending on information systems due to the current economic climate. This risk appears to be reflected in your results of operations, in that the dollar amount of product orders from existing customers decreased by 6% compared to fiscal 2007. To the extent this constitutes trend information, it would be an appropriate subject for the overview.

Response:

In response to the above comment, we advise the Staff that our management monitors certain key measures to assess our financial results. In particular, we track trends on product orders and contracted professional services and Communications as a Service (“CaaS”) quarter to quarter and in comparison to the prior year and budget.  We monitor our level of staffing which impacts our compensation expense, our largest expense. As a result of the worldwide economic downturn, we have seen a negative impact on our orders received. In addition to orders and revenues, management reviews costs of revenue and operating expenses to ensure we are minimizing new expenditures and reducing costs, and we have adjusted our staffing levels to reduce expenses. Finally, management monitors diluted earnings per share, which is a key measure of performance that is also used by analysts and investors.

We have included a discussion of the key performance indicators, known material trends and uncertainties and other principal factors relied upon by our management in evaluating our financial condition and operating results in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will continue to include this discussion in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The following paragraphs are an excerpt of what was included in our most recent Form 10-Q in response to the comment above:

“Our management monitors certain key measures to assess our financial results. In particular, we track trends on product orders and contracted professional services and CaaS quarter to quarter and in comparison to the prior year and budget.  We monitor our level of staffing which impacts our compensation expense, our largest expense. As noted below, as a result of the worldwide economic downturn, we have seen a negative impact on our orders received. In addition to orders and revenues, management reviews costs of revenue and operating expenses to ensure we are minimizing new expenditures and reducing costs, and we have adjusted our staffing levels to reduce expenses. Finally, management monitors diluted earnings per share, which is a key measure of performance that is also used by analysts and investors.

As shown in the 2008 annual growth rate and the quarterly growth rates in 2008 and for the first quarter of 2009, our revenue growth trend has slowed.  We believe that this is primarily due to the downturn in the economy worldwide, which has resulted in longer sales cycles, as potential customers are hesitant to spend money on capital purchases.  In addition, we have seen a decrease in our existing customers licensing additional software and purchasing hardware, in part because many customers are experiencing minimal growth in revenues or revenue reductions and some customers are reducing their number of employees.

Given the current economic conditions, we do not believe that we can accurately make predictions for the upcoming quarters. We will continue to focus on maintaining profitability through our sales and marketing efforts for our products and services and continued management of operating expenses. As our profitability allows, we will position the company for future growth through our research and development initiatives which may increase expenses in the future as we focus on these efforts.”

Comparison of Years Ended December 31, 2008, 2007 and 2006

Product Revenues, page 34

5.
Although you disclose that you have experienced material changes in revenues during the periods covered, you have not discussed in significant detail the underlying business conditions and factors contributing to these changes. In this regard, we note your statement on page 34 attributing the decline in the dollar amount of product orders from existing customers by 6% to a weakening economy, though you do not address other material changes such as the 24% increase in dollar amount of orders from new customers, or the 50% increase in the dollar amount of orders for media server and gateway appliances. This concern applies as well to your discussion of the changes experienced in 2007 as compared to 2006. Please tell us what consideration you gave to discussing the underlying business conditions and contributing factors that led to the changes you experienced from period to period.

Response:

In response to the above comment, we advise the Staff that we believe the decline in the dollar amount of product orders from existing customers in 2008 compared to 2007 was due to the current economic conditions, which are causing companies to delay commitments for capital expenditures.  We believe that the increase in the dollar amount of orders from new customers was the result of the demonstrated return on investment and improvement in operations that results from implementing our solution.  The increase in the dollar amount of third party hardware orders was attributed to increased marketing efforts that we made during 2008 to encourage customers to purchase hardware from us rather than from other vendors.

We have included a discussion on the underlying business conditions and factors contributing to the changes we experienced in product revenues in our Quarterly Report on Form 10-Q for the three months ended March 31, 2009 under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will continue to include this discussion in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable. The following paragraph is an excerpt of what was included in our most recent Form 10-Q in response to the comment above:

“Product revenues, which include software and hardware revenues, decreased $1.8 million during the first quarter of 2009 compared to the same period in 2008. During the three months ended March 31, 2009, the dollar amount of orders received was down 24% across all major regions and all product lines. This decrease was primarily due to the current economic conditions, which are causing companies to delay commitments for capital expenditures.  Partially offsetting this decrease was an increase of 25% in the dollar amount of third party hardware orders primarily as a result of our increased marketing efforts during the quarter to encourage customers to purchase hardware from us rather than from other vendors.”

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 54

6.	Tell us what consideration you gave to providing all the disclosures required by paragraphs 20 and 21 of FIN 48.

Response:

Upon review of the disclosure requirements, we agree that the tabular reconciliation showing the activity in unrecognized tax benefits was omitted from the Income Taxes footnote in the Form 10-K. Although the tabular reconciliation was not presented, the aggregate dollar amount of the unrecognized tax benefit as of December 31, 2008 was disclosed in this footnote.

We considered the disclosure requirements of paragraphs 20 and 21 and determined that the tabular reconciliation of the activity within the unrecognized tax benefits was not material to the readers of the document based on the level of activity during the year.  The disclosure of the aggregate dollar amount of the unrecognized tax benefit was considered sufficient information to evaluate the tax position.  Furthermore, the current year activity related to pre-existing unrecognized tax benefits and there were no new items to disclose.  We will ensure all required disclosures of FIN 48 are incorporated in our future Annual Reports on Form 10-K.

In addition, we also agree that our classification policy on interest and penalties required to be paid on an underpayment of income taxes, as well as the ending balance as of December 31, 2008, was omitted from the Income Taxes footnote in the Form 10-K.  The interest and penalties accrued on the FIN 48 reserves were de minimus during 2008.

We believe that the omission of this disclosure is also not a material omission to the readers of the document. As of December 31, 2008, our total FIN 48 accrual as disclosed was $750,000. Our state tax FIN 48 accrual of approximately $25,000 included a small portion for potential interest. The remaining portion of the FIN 48 reserve, approximately $725,000, relates to the research tax credit, which has not yet been utilized. As such, no additional interest or penalties have been accrued. We will ensure all required disclosures of FIN 48 are incorporated in our future Annual Reports on Form 10-K.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 59

7.
Your disclosure suggests that you maintain disclosure controls and procedures that are narrower than the disclosure controls and procedures defined by Rule 13a-15(e). Please tell us whether you maintain disclosure controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. If you choose to include the definition of disclosure controls and procedures provided in Rule 13a-15(e) in future filings, please confirm that you will include the entire definition.

Response:

In response to the above comment, we advise the Staff that we maintain a set of disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (b) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

In our Quarterly Report on Form 10-Q filed for the three months ended March 31, 2009, we included the full definition of disclosure controls and procedures set forth above under the section “Controls and Procedures” and will continue to do so in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A filed on April 17, 2009)

Executive Compensation and Related Information

Compensation Discussion and Analysis

Review of Compensation Programs, page 17

8.
You state that in reviewing the compensation plans for each of your named executive officers, you made revisions to the plans for 2008 based in part on comparison of the salary, bonus, and equity compensation packages of your executives with those holding similar positions at peer companies. We note that while you disclosed the peer companies, you did not discuss how the comparative information was used. Please provide a concise discussion of how you used the comparative compensation information and how it affected compensation decisions. As part of your response, please specifically address whether you engaged in any benchmarking of total compensation or any material elements of compensation with respect to the peer companies you identified. Please also address the nature and extent of any discretion the compensation committee retains, if any, with respect to benchmarking and whether any discretion was exercised in this regard. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Regulation S-K for further guidance.

Response:

As we disclosed on page 17 of our Definitive Proxy Statement for our 2009 Annual Meeting of Shareholders filed on April 17, 2009 (the “Proxy Statement”) under “Review of Compensation Programs” and “Role of Management in Compensation,” in setting compensation for 2008, our Compensation Committee initially reviewed the compensation plan for the previous year for each of our executive officers and made any adjustments the Committee deemed necessary.  The changes were based, in part, on the Committee’s comparison of the salary, bonus and equity compensation packages of our executive officers with the most recently reported compensation packages of individuals holding the same or similar positions at the peer companies listed in the Proxy Statement.  These peer companies are companies within our industry that are comparable in size to us.

It is the Compensation Committee’s intention to set total compensation for our executive officers at the appropriate level to attract and retain our leadership team and balance the perception of other stakeholders that executive compensation is reasonably competitive. Although the Compensation Committee reviews the compensation data of peer group companies, it does not target our executive compensation to fall within a certain percentile of the peer group data for total compensation or any element of compensation paid to our executive officers and does not otherwise benchmark the compensation of our executives utilizing the peer group data.  Rather, the peer group data is only utilized by the Compensation Committee to determine whether the types and amount of executive compensation are reasonable and competitive in view of the peer group data.

In the “Compensation Discussion and Analysis” section of our proxy statement for our 2010 annual meeting of shareholders and future meetings, we will include a description of how the peer group data is used by the Compensation Committee in setting executive compensation, similar to the description provided above.

Performance-Based Cash Incentive Compensation, page 18

9.
Although you have disclosed information relating to the various types of incentive awards you have established, including what the compensation program is designed to reward, you have not disclosed how the compensation committee determined the amount to be paid to each of the named executive officers under each award program. Please tell us what consideration you gave to Item 402(b)(v) of Regulation S-K in this regard.

Response:

In determining the amount to be paid to each of our executive officers under each incentive award program, our Compensation Committee initially reviewed the executive officer’s compensation plan for the previous year.  As discussed on page 17 of the Proxy Statement under “Review of Compensation Programs,” changes were then made based on the Committee’s determination of the metrics that most effectively measure the performance of each individual executive officer.  The amounts to be paid are not based on any set formulas or calculations.

The Compensation Committee also reviewed the total bonus amounts paid to executives holding the same or similar positions at the peer group companies.  As discussed under #8 above, the Compensation Committee does not target the total incentive compensation payable to our executive officers to fall within a certain percentile of the peer group bonus compensation data.  Instead, the Committee sets the total incentive compensation to be paid to a particular executive officer at a level that the Committee deems to be reasonable and competitive in view of the peer group data.  If an executive officer participates in more than one incentive award program, the determination of the amount payable under each incentive award program is entirely at the discretion of the Compensation Committee.

In the “Compensation Discussion and Analysis” section of our proxy statement for our 2010 annual meeting of shareholders and future meetings, we will include a description of how the Compensation Committee determined the amount to be paid to each of our executive officers under each incentive award program, similar to the description provided above.

10.
We note that you have not disclosed the order performance targets for Mr. Staples, nor the sales performance targets for Mr. Blough. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation SK, please confirm that you have a competitive harm analysis supporting your decision to omit the targets, or advise.

Response:

Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a registrant may omit disclosure of performance target levels and other quantitative performance criteria when it determines that such disclosure would involve confidential financial information, the disclosure of which would cause competitive harm.  This determination must be made under the facts and circumstances applicable to the particular registrant.  Under the applicable case law, financial information will be deemed “confidential” if disclosure thereof would be likely to cause substantial harm to the competitive position of the person from whom the information was obtained.   Under this definition, the focus of the inquiry must be the competitive harm that would be caused to us by the disclosure of the performance targets for Messrs. Staples and Blough, considering all the facts and circumstances applicable to the business and markets in which we compete.

The incentive award payable to Mr. Staples in 2008 was based on our internal quarterly order quota.  The incentive award payable to Mr. Blough was also based on our internal quarterly order quota, and similar to a commission, his award was payable at varying amounts based on the new orders, add-on orders and professional services/educational orders received in 2008.

We have evaluated disclosing the specific order targets and on a reasoned basis concluded that disclosing the actual performance targets for these two incentive award programs would cause us competitive harm, particularly given the substantially larger competitors with which we compete.  By providing these targets, we would provide our competitors with key information regarding the areas where we are focusing our sales efforts and our internal sales plan.  For those reasons, we have not publicly disclosed our order data to investors or analysts, although we have provided information about the positive or negative percentage changes in total orders year-over-year to assist investors and analysts in understanding the trends which contribute to the recognized product revenues.

Based on the above and our review of the Proxy Statement and our other filings, we believe that we are providing sufficient information to enable our shareholders and potential investors to assess the business and the reasonableness of the incentive compensation paid to Messrs. Staples and Blough.

In connection with our response to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please telephone the undersigned at (317) 715-8412 or our outside counsel, Janelle Blankenship at (317) 569-4881.

Very truly yours,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer

Enclosures

cc:	Melissa Walsh
Kevin Dougherty
Maryse Mills-Apenteng